Exhibit (e)(2)(D)

ENDO PHARMACEUTICALS HOLDINGS, INC.

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT (the “Agreement”) is hereby entered into as of May 5, 2010, by and between Endo Pharmaceuticals Holdings, Inc. (the “Company”) and Scott Herz (“Executive”) (hereinafter collectively referred to as “the parties”).

In consideration of the respective agreements of the parties contained herein, it is agreed as follows:

1.	Effective Date; Term; Effect on Other Agreements.

(a)	Effective as of the “Offer Closing,” as such term is defined in the Agreement and Plan of Merger dated as of May 5, 2010, by and among the Company, HT Acquisition Corp., a Georgia corporation and a direct, wholly owned Subsidiary of the Company (“Merger Sub”), and HealthTronics, Inc., a Georgia corporation (“HealthTronics”), the Company agrees to employ Executive and Executive agrees to be employed by the Company on the terms and conditions set forth in this Agreement. The date on which the Offer Closing occurs shall be referred to herein as the “Effective Date.” If for any reason the Offer Closing does not occur, this Agreement shall be null and void and of no force and effect.

(b)	The term of Executive’s employment under this Agreement (the “Term of the Agreement”) shall be for the period commencing on the Effective Date and ending, subject to earlier termination as set forth in Section 5, nine months following the Effective Date. Notwithstanding the forgoing, the Term of the Agreement may be renewed by mutual, written agreement of the parties prior to the expiration of the Term of the Agreement.

(c)	As of the Effective Date, Executive’s Executive Employment Agreement with HealthTronics, dated as of November 23, 2009 (the “Existing Agreement”) shall be superseded in its entirety by this Agreement, and the Existing Agreement shall thereupon have no further force and effect. For the avoidance of doubt, Executive agrees that he shall not be entitled to any payments or benefits under the Existing Agreement on or following the Effective Date and specifically acknowledges that the terms of this Agreement do not constitute “Good Reason” for purposes of the Existing Agreement.

2.	Employment. During the Term of the Agreement:

(a)	Executive will serve as Vice President, Business Development of the Company’s HealthTronics division and shall report to the Company Group President, and functionally to the head of corporate development of the Company. Executive shall perform the duties, undertake the responsibilities, and exercise the authorities customarily performed, undertaken and exercised by persons situated in a similar executive capacity at a similar company.

(b)	Executive shall devote his full-time business attention to the business and affairs of the Company. Notwithstanding the foregoing, Executive may (i) serve on up to two outside corporate boards or committees, subject to the approval of the Company, (ii) serve on civil, charitable or non-profit boards or committees, and (iii) manage personal and family investments and affairs, participate in industry organizations and deliver lectures at educational institutions, so long as such service and activity, does not interfere, individually or in the aggregate, with the performance of his responsibilities hereunder and subject to the Company’s code of conduct and other applicable policies as in effect from time to time.

(c)	Executive shall be subject to and shall abide by each of the Company’s personnel policies applicable and communicated in writing to senior executives.

3.	Annual Compensation and Equity Grants.

(a)	Base Salary. The Company agrees to pay or cause to be paid to Executive during the Term of the Agreement a base salary at the rate of $215,000 per annum or such increased amount as the Board of Directors of the Company (the “Board”) may from time to time determine (hereinafter referred to as the “Base Salary”). Such Base Salary shall be payable in accordance with the Company’s customary practices applicable to its executives, but no less frequently than monthly. In no event shall the Base Salary be decreased without Executive’s express written consent.

(b)	Incentive Compensation. For fiscal year 2010, Executive shall continue to participate in the HealthTronics 2010 annual incentive plan in which he participated immediately prior to the Offer Closing under the terms and conditions of such plan. For each fiscal year of the Company ending during the Term of the Agreement, beginning with the 2011 fiscal year, Executive shall be eligible to receive a target annual cash bonus of 30% of the Base Salary (such target bonus, as may hereafter be increased, the “Target Bonus”) with the opportunity to receive a maximum annual cash bonus of 200% of the Target Bonus, if the Company and Executive achieve certain performance targets set by the President of the Company’s HealthTronics division, in consultation with Executive. Such annual cash bonus (“Incentive Compensation”) shall be paid in no event later than the 15th day of the third month following the end of the taxable year (of the Company or Executive, whichever is later) to which the performance targets relate.

(c)	Equity Compensation.

(i)	General. To the extent the Company determines to award stock options, restricted stock units or other similar consideration to management personnel based upon duration of employment, status as an officer of the Company or achievement of performance targets, or any combination of the foregoing, Executive shall be permitted to participate in such programs. For each fiscal year or part thereof during the Term of the Agreement following 2010, Executive shall be eligible to receive equity-based compensation in an amount equal to 60% of the Base Salary for such fiscal year (or such lesser (including zero) or greater percent of the Salary for such fiscal year as is recommended in good faith to Compensation Committee of the Board (the “Committee”) by the Company’s President and Chief Executive Officer and approved by the Committee) All such equity-based awards shall be subject to the terms and conditions set forth in the applicable plan and agreements, and in all cases shall be as determined by the Committee.

(ii)	Initial Stock Option Grant. Effective as of the Effective Date, the Company shall grant Executive stock options under the Company’s equity incentive plans (the “Initial Stock Options”) valued at $107,500 using a Black Scholes valuation based on the closing price of Company’s common stock on the Effective Date with methodology determined by the Committee in its sole discretion. Such initial grant of stock options shall vest ratably over a four-year period, 25% on each anniversary of the date of grant, provided Executive is employed on such dates by the Company. All such stock options shall be subject to the terms and conditions set forth in the applicable plan and applicable award agreement attached as Exhibit A hereto.

(iii)	Initial Restricted Stock Unit Grant. Effective as of the Effective Date, the Company shall grant Executive restricted stock units under the Company’s equity incentive plans (the “Initial RSUs”). The number of Initial RSUs shall equal $107,500, divided by the Fair Market Value (as defined in the applicable equity incentive plan) of a share of Company common stock as of the Effective Date (rounded down to the nearest whole share). Such initial grant of restricted stock units shall vest ratably over a four-year period, 25% on each anniversary of the date of grant, provided Executive is employed on such dates by the Company. All such restricted stock units shall be subject to the terms and conditions of the applicable plan and applicable award agreement attached as Exhibit B hereto.

4.	Other Benefits.

(a)	Employee Benefits. During the Term of the Agreement, Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company and made available to employees generally, including, without limitation, all pension, retirement, profit sharing, savings, medical, hospitalization, disability, dental, life or travel accident insurance benefit plans, to the extent Executive is eligible under the terms of such plans. Executive’s participation in such plans, practices and programs shall be on the same basis and terms as are applicable to employees of the Company generally. Notwithstanding the foregoing, the parties acknowledge and agree that for a period of time following the Effective Date, Executive shall continue to participate in the HealthTronics benefit plans prior to transitioning to the benefit plans of the Company.

(b)	Business Expenses. Upon submission of proper invoices in accordance with the Company’s normal procedures, Executive shall be entitled to receive prompt reimbursement of all reasonable out-of-pocket business, entertainment and travel expenses incurred by Executive in connection with the performance of Executive’s duties hereunder and otherwise incurred in accordance with the Company’s travel and entertainment policy in effect from time to time. Such reimbursement shall be made as soon as practicable and in no event later than the end of the calendar year following the calendar year in which the expenses were incurred.

(c)	Office and Facilities. During the Term of the Agreement, Executive shall be provided with an appropriate office at the headquarters of the Company’s HealthTronics division, with such secretarial and other support facilities as are commensurate with Executive’s status with the Company, which facilities shall be adequate for the performance of Executive’s duties hereunder.

(d)	Vacation and Sick Leave. Executive shall be entitled, without loss of pay, to absent himself voluntarily from the performance of Executive’s employment under this Agreement, pursuant to the following:

(i)	Executive shall be entitled to annual vacation in accordance with the vacation policies of the Company as in effect from time to time, which shall in no event be less than four weeks per year; vacation must be taken at such time or times as approved by the Chief Executive Officer of the Company; and

(ii)	Executive shall be entitled to sick leave (without loss of pay) in accordance with the Company’s policies as in effect from time to time.

5.	Termination. The Term of the Agreement and Executive’s employment hereunder may be terminated under the circumstances set forth below; provided, however, that notwithstanding anything contained herein to the contrary, Executive shall not have any duties or responsibilities to the Company after Executive’s termination of employment that would preclude Executive from having a “separation from service” from the Company within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), upon such termination of employment.

(a)	Disability. The Company may terminate Executive’s employment, on written notice to Executive after having reasonably established Executive’s Disability. For purposes of this Agreement, Executive will be deemed to have a “Disability” if, as a result of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, Executive is unable to perform the core functions of Executive’s position (with or without reasonable accommodation) or is receiving income replacement benefits for a period of three months or more under an accident and health plan covering employees of the Company. Executive shall be entitled to the compensation and benefits provided for under this Agreement for any period prior to Executive’s termination by reason of Disability during which Executive is unable to work due to a physical or mental infirmity in accordance with the Company’s policies for similarly-situated executives.

(b)	Death. Executive’s employment shall be terminated as of the date of Executive’s death.

(c)	Cause. The Company may terminate Executive’s employment for “Cause” by providing a Notice of Termination (as defined in Section 6 below) that notifies Executive of his termination for Cause, effective as of the date of such notice. “Cause” shall mean, for purposes of this Agreement: (a) in connection with the business of the Company, Executive is convicted of an offense constituting a felony or involving moral turpitude; or (b) in a material and substantial way, (i) Executive (A) violates any written policy of the Company, (B) violates any provision of this Agreement, (C) fails to follow reasonable written instructions or directions from the Chief Executive Officer of the Company, or (D) fails to use good-faith efforts to perform the services required pursuant to this Agreement; and (ii) Executive fails to materially cure such violation or failure within fifteen days after receiving written notice from the Board clearly specifying the act or circumstances that gave rise to such violation or failure. A notice of termination pursuant to this Section 5(c) shall be in writing and shall state the alleged reason for termination. Executive, within not less than fifteen nor more than thirty days after such notice, shall be given the opportunity to appear before the Board, or a committee thereof, to rebut or dispute the alleged reason for termination. If the Board or committee determines, by a majority of the disinterested directors, after having given Executive the opportunity to rebut or dispute the allegations, that such reason is indeed valid, the Company may immediately terminate Executive’s employment under this Agreement for Cause. Immediately upon giving the notice contemplated by this paragraph, the Company may elect, during the pendency of such inquiry, to relieve Executive of Executive’s regular duties.

(d)	Without Cause. The Company may terminate Executive’s employment other than for Cause, Disability or death. The Company shall deliver to Executive a Notice of Termination (as defined in Section 6 below) not less than thirty (30) days prior to the termination of Executive’s employment other than for Cause, Disability or death, and the Company shall have the option of terminating Executive’s duties and responsibilities prior to the expiration of such thirty-day notice period.

(e)	Good Reason. Executive may terminate employment with the Company for Good Reason (as defined below) by delivering to the Company a Notice of Termination (as defined in Section 6 below) not less than thirty (30) days prior to the termination of Executive’s employment for Good Reason. The Company shall have the option of terminating Executive’s duties and responsibilities prior to the expiration of such thirty-day notice period. For purposes of this Agreement, “Good Reason” means any of the following: (i) Executive’s Base Salary is reduced; (ii) the Company requires that Executive move to any location further than 30 miles from 9825 Spectrum Drive, Austin, Texas 78717; or (iii) Executive is reassigned to a position with materially diminished responsibilities, or Executive’s job responsibilities are otherwise materially narrowed or diminished, in each case from those described in Section 2(a) hereof. Notwithstanding any provision in this Agreement to the contrary, no termination of this Agreement and employment will be considered a termination for Good Reason unless: (1) Executive provides the Company with thirty days prior written notice of such termination, and such notice is provided within ninety days of the initial occurrence of the event constituting Good Reason, (2) such termination is conditioned upon the Company failing to cure the event constituting Good Reason within the thirty-day notice period, and (3) the Company fails to cure such event constituting Good Reason within such thirty-day period.

(f)	Without Good Reason. Executive may voluntarily terminate Executive’s employment without Good Reason by delivering to the Company a Notice of Termination not less than thirty (30) days prior to the termination of Executive’s employment, and the Company shall have the option of terminating Executive’s duties and responsibilities prior to the expiration of such thirty-day notice period.

6.	Notice of Termination. Any purported termination by the Company or by Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice that indicates a termination date, the specific termination provision in this Agreement relied upon and sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated. For purposes of this Agreement, no such purported termination of Executive’s employment hereunder shall be effective without such Notice of Termination (unless waived by the party entitled to receive such notice, in the manner described in Section 15(d)).

7.	Compensation Upon Termination.

(a)	Termination by the Company for Cause During the Term of the Agreement; Termination by the Executive Without Good Reason During the Term of the Agreement. If Executive’s employment is terminated (A) by the Company for Cause During the Term of the Agreement or (B) by Executive without Good Reason during the Term of the Agreement, the Company shall provide Executive with the following payments and benefits:

(i)	any accrued and unpaid Base Salary;

(ii)	any annual bonus earned but unpaid in respect of any completed fiscal year preceding the termination date;

(iii)	reimbursement for any and all monies advanced or expenses incurred in connection with Executive’s employment for reasonable and necessary expenses incurred by Executive on behalf of the Company for the period ending on the termination date;

(iv)	any accrued and unpaid vacation pay;

(v)	any previous compensation that Executive has previously deferred (including any interest earned or credited thereon), in accordance with the terms and conditions of the applicable deferred compensation plans or arrangements then in effect, to the extent vested as of Executive’s termination date; and

(vi)	any amount or benefit as provided under any plan, program, agreement or corporate governance document of the Company or its affiliates that are then-applicable (the “Company Arrangements”), in accordance with the terms thereof.

(the foregoing items in Sections 7(a)(i) through 7(a)(vi) being collectively referred to as the “Accrued Compensation”).

(b)	Termination for any Other Reason. If Executive’s employment is terminated for any reason before or after the Initial Term other than those described in Section 7(a), Executive shall be entitled to the benefits provided in this Section 7(b):

(i)	the Accrued Compensation; plus

(ii)	the Company shall provide Executive and Executive’s dependents with continued coverage under any health, medical, dental, vision or life insurance program or policy in which Executive was eligible to participate as of the time of Executive’s employment termination, for two (2) years following such termination on terms no less favorable to Executive and Executive’s dependents (including with respect to payment for the costs thereof) than those in effect immediately prior to such termination, which coverage shall become secondary to any coverage provided to Executive by a subsequent employer and to any Medicare coverage for which Executive becomes eligible. After such two-year period, Executive and Executive’s dependents who are qualified beneficiaries shall be entitled, at Executive’s election and cost, to eighteen (18) months of continuation coverage at COBRA rates. Further, upon Executive’s Disability (irrespective of any termination of employment related thereto), the Company shall pay Executive for twelve (12) consecutive months thereafter regular payments in the amount by which the monthly Base Salary exceeds Executive’s Company-provided monthly Disability insurance benefit; plus

(iii)	subject to Executive’s compliance with Section 15(f) hereof, a payment equal to two (2) times the sum of Executive’s Base Salary and Target Bonus, such payment to be made on the 60th day following the date of Executive’s termination of employment.

(c)	No Mitigation. Executive shall not be required to mitigate the amount of any payment provided for under this Agreement by seeking other employment or otherwise and no such payment shall be offset or reduced by the amount of any compensation or benefits provided to Executive in any subsequent employment.

8.	Golden Parachute Tax. Notwithstanding anything contained in this Agreement to the contrary, to the extent that the payments and benefits provided under this Agreement and benefits provided to, or for the benefit of, Executive under any other Company plan or agreement (such payments or benefits are collectively referred to as the “Payments”) would be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the Payments shall be reduced (but not below zero) if and to the extent necessary so that no Payment to be made or benefit to be provided to Executive shall be subject to the Excise Tax (such reduced amount is hereinafter referred to as the “Limited Payment Amount”). If applicable, the Company shall reduce or eliminate the payments provided under Section 7(b)(iii) or 7b(iv) or Section 7(c)(iii), as applicable, to effect the provisions of this Section 8. The determination of whether the Payments shall be reduced to the Limited Payment Amount pursuant to this Agreement and the amount of such Limited Payment Amount shall be made, at the Company’s expense, by a reputable accounting firm selected by Executive and reasonably acceptable to the Company (the “Accounting Firm”). The Accounting Firm shall provide its determination (the “Determination”), together with detailed supporting calculations and documentation to the Company and Executive within ten (10) days of the date of termination, if applicable, or such other time as specified by mutual agreement of the Company and Executive, and if the Accounting Firm determines that no Excise Tax is payable by Executive with respect to the Payments, it shall furnish Executive with an opinion reasonably acceptable to Executive that no Excise Tax will be imposed with respect to any such Payments. The Determination shall be binding, final and conclusive upon the Company and Executive.

9.	Section 409A. The parties intend for the payments and benefits under this Agreement to be exempt from Section 409A of the Code or, if not so exempt, to be paid or provided in a manner which complies with the requirements of such section, and intend that this Agreement shall be construed and administered in accordance with such intention. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, (i) no amounts shall be paid to Executive under Section 7 of this Agreement until Executive would be considered to have incurred a separation from service from the Company within the meaning of Section 409A of the Code, and (ii) amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following Executive’s separation from service shall instead be paid on the first business day after the date that is six months following Executive’s separation from service (or death, if earlier), with interest from the date such amounts would otherwise have been paid at the short-term applicable federal rate, compounded semi-annually, as determined under Section 1274 of the Code for the month in which payment would have been made but for the delay in payment required to avoid the imposition of an additional rate of tax on Executive under Section 409A of the Code.

10.	Records and Confidential Data.

(a)	Executive acknowledges that in connection with the performance of Executive’s duties during the Term of the Agreement, the Company will make available to Executive, or Executive will develop and have access to, certain Confidential Information (as defined below) of the Company and its subsidiaries. Executive acknowledges and agrees that any and all Confidential Information learned or obtained by Executive during the course of Executive’s employment by the Company or otherwise, whether developed by Executive alone or in conjunction with others or otherwise, shall be and is the property of the Company and its subsidiaries.

(b)	Confidential Information will be kept confidential by Executive, will not be used in any manner that is detrimental to the Company, will not be used other than in connection with Executive’s discharge of Executive’s duties hereunder, and will be safeguarded by Executive from unauthorized disclosure; provided, however, that Confidential Information may be disclosed by Executive (v) to the Company and its affiliates, or to any authorized agent or representative of any of them, (w) in connection with performing his duties hereunder, (x) when required to do so by law or by a court, governmental agency, legislative body, arbitrator or other person with apparent jurisdiction to order him to divulge, disclose or make accessible such information, provided that Executive notify the Company prior to such disclosure, (y) in the course of any proceeding under Sections 12 or 13 of this Agreement or (z) in confidence to an attorney or other professional advisor for the purpose of securing professional advice, so long as such attorney or advisor is subject to confidentiality restrictions no less restrictive than those applicable to Executive hereunder.

(c)	Following the termination of Executive’s employment hereunder, as soon as possible after the Company’s written request, Executive will return to the Company all written Confidential Information that is in his possession or control and Executive will destroy all of his copies of any analyses, compilations, studies or other documents prepared by Executive or for Executive’s use containing or reflecting any Confidential Information. Within five (5) business days of the receipt of such request by Executive, Executive shall, upon written request of the Company, deliver to the Company a document certifying that such written Confidential Information has been returned or destroyed in accordance with this Section 10(c).

(d)	For the purposes of this Agreement, “Confidential Information” shall mean all confidential and proprietary information of the Company and its subsidiaries, including, without limitation,

(i)	trade secrets concerning the business and affairs of the Company and its subsidiaries, product specifications, data, know-how, formulae, compositions, processes, non-public patent applications, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures, and architectures (and related formulae, compositions, processes, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information);

(ii)	information concerning the business and affairs of the Company and its subsidiaries (which includes unpublished financial statements, financial projections and budgets, unpublished and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, to the extent not publicly known, personnel training and techniques and materials) however documented; and

(iii)	notes, analysis, compilations, studies, summaries, and other material prepared by or for the Company or its subsidiaries containing or based, in whole or in part, on any information included in the foregoing. For purposes of this Agreement, the Confidential Information shall not include and Executive’s obligation’s shall not extend to (i) information that is generally available to the public, (ii) information obtained by Executive other than pursuant to or in connection with this employment and (iii) information that is required to be disclosed by law or legal process.

(e)	Nothing herein or elsewhere shall preclude Executive from retaining and using (i) his personal papers and other materials of a personal nature, including, without limitation, photographs, correspondence, personal diaries, calendars, personal files, rolodex (and paper/electronic equivalents) and phone books (so long as no such materials are covered by any Company hold order), (ii) documents relating to his personal entitlements and obligations, and (iii) information that is necessary for his personal tax purposes.

11.	Covenant Not to Solicit, Not to Compete, Not to Disparage and to Cooperate in Litigation.

(a)	Covenant Not to Solicit. To protect the Confidential Information and other trade secrets of the Company as well as the goodwill and competitive business of the Company, Executive agrees, during the Term of the Agreement and for a period of twenty-four (24) months after Executive’s cessation of employment with the Company, not to solicit or participate in or assist in any way in the solicitation of any employees of the Company or its subsidiaries. For purposes of this covenant, “solicit” or “solicitation” means directly or indirectly influencing or attempting to influence employees of the Company to cease employment with the Company (except in the course of Executive’s duties to the Company) or to become employed with any other person, partnership, firm, corporation or other entity. Executive agrees that the covenants contained in this Section 11(a) are reasonable and desirable to protect the Confidential Information of the Company, provided, that solicitation through general advertising not targeted at the Company’s employees or the provision of references shall not constitute a breach of such obligations.

(b)	Covenant Not to Compete.

(i)	To protect the Confidential Information and other trade secrets of the Company as well as the goodwill and competitive business of the Company, Executive agrees, during the Term of the Agreement and for a period of twenty-four (24) months after Executive’s cessation of employment with the Company, that Executive will not, except in the course of Executive’s employment hereunder, directly or indirectly manage, operate, control, or participate in the management, operation, or control of, be employed by, associated with, or in any manner connected with, lend Executive’s name to, or render services or advice to, any third party, or any business, whose products compete (including as described below) with the material products (both on market and in clinical development) of the Company as of the date of the cessation of Executive’s employment with the Company (disregarding any non-pain management products that were not products promoted by the Company or its subsidiaries during the twelve (12) month period ending on the date of the cessation of Executive’s employment with the Company); provided, however, that Executive may in any event (w) own up to a 5% passive ownership interest in any public or private entity, (x) be employed by, or otherwise have material association with, any business whose products compete with the material products of the Company so long as his employment or association is with a separately managed and operated division or affiliate of such business that does not compete with the Company, and (y) serve on the board of any business whose products compete with the Company as an immaterial part of its overall business, provided that he recuses himself fully and completely from all matters relating to such products.

(ii)	For purposes of this Section 11(b), any third party, or any business, whose products compete includes any entity with which the Company has a product(s) licensing agreement at the date of the cessation of Executive’s employment with the Company and any entity with which the Company is, as of the date of the cessation of Executive’s employment with the Company, to the knowledge of Executive (as reflected by the deliberations of the Company’s senior leadership team), negotiating, and eventually concludes within twelve (12) months of the Term of the Agreement, a product licensing or acquisition agreement.

(c)	Nondisparagement. Executive covenants that during and following the Term of the Agreement, Executive will not disparage or encourage or induce others to disparage the Company or its subsidiaries, together with all of their respective past and present directors and officers, as well as their respective past and present managers, officers, shareholders, partners, employees, agents, attorneys, servants and customers and each of their predecessors, successors and assigns (collectively, the “Company Entities and Persons”); provided that such limitation shall extend to past and present managers, officers, shareholders, partners, employees, agents, attorneys, servants and customers only in their capacities as such or in respect of their relationship with the Company and its subsidiaries. The Company agrees that, during and following the Term of the Agreement, neither the Company nor any director or officer, will make any statement that disparages Executive or encourages or induces others to disparage Executive. The term “disparage” includes, without limitation, comments or statements adversely affecting in any manner (i) the conduct of the business of the Company Entities and Persons or Executive, or (ii) the business reputation of the Company Entities and Persons or Executive. Nothing in this Agreement is intended to or shall prevent either party from providing, or limiting testimony in response to a valid subpoena, court order, regulatory request or other judicial, administrative or legal process or otherwise as required by law, or in arbitration under Section 13.

(d)	Cooperation in Any Investigations and Litigation. Executive agrees that Executive will reasonably cooperate with the Company, and its counsel, in connection with any investigation, inquiry, administrative proceeding or litigation relating to any matter in which Executive becomes involved or of which Executive has knowledge as a result of Executive’s service with the Company by providing truthful information. The Company agrees to promptly reimburse Executive for reasonable expenses (including travel expenses, attorneys’ fees and other expenses of counsel) incurred by Executive, in connection with Executive’s cooperation pursuant to this Section 11(d). Such reimbursements shall be made within sixty (60) days following Executive’s submission of a written invoice to the Company describing such expenses in reasonable detail, and in no event later than the calendar year following the year in which the expenses are incurred. Executive agrees that, in the event Executive is subpoenaed by any person or entity (including, but not limited to, any government agency) to give testimony (in a deposition, court proceeding or otherwise) which in any way relates to Executive’s employment by the Company, Executive will, to the extent not legally prohibited from doing so, give prompt notice of such request to the Chief Legal Officer of the Company so that the Company may contest the right of the requesting person or entity to such disclosure before making such disclosure. Nothing in this provision shall require Executive to violate Executive’s obligation to comply with valid legal process.

(e)	Blue Pencil. It is the intent and desire of Executive and the Company that the provisions of this Section 11 be enforced to the fullest extent permissible under the laws and public policies as applied in each jurisdiction in which enforcement is sought. If any particular provision of this Section 11 shall be determined to be invalid or unenforceable, such covenant shall be amended, without any action on the part of either party hereto, to delete therefrom the portion so determined to be invalid or unenforceable, such deletion to apply only with respect to the operation of such covenant in the particular jurisdiction in which such adjudication is made.

(f)	Survival. Executive’s obligations under this Section 11 shall survive the termination of the Term of the Agreement.

12.	Remedies for Breach of Obligations under Sections 10 or 11 hereof. Executive acknowledges that the Company will suffer irreparable injury, not readily susceptible of valuation in monetary damages, if Executive breaches Executive’s obligations under Sections 10 or 11 hereof. Accordingly, Executive agrees that the Company will be entitled, in addition to any other available remedies, to obtain injunctive relief against any breach or prospective breach by Executive of Executive’s obligations under Sections 10 or 11 hereof in any Federal or state court sitting in the State of Delaware, or, at the Company’s election, in any other state in which Executive maintains Executive’s principal residence or Executive’s principal place of business. Executive hereby submits to the non-exclusive jurisdiction of all those courts for the purposes of any actions or proceedings instituted by the Company to obtain that injunctive relief, and Executive agrees that process in any or all of those actions or proceedings may be served by registered mail, addressed to the last address provided by Executive to the Company, or in any other manner authorized by law.

13.	Resolution of Disputes. Any claim or dispute arising out of or relating to this Agreement, any other Company Arrangement, Executive’s employment with the Company, or any termination thereof (collectively, “Covered Claims”) shall (except to the extent otherwise provided in Section 12 with respect to certain requests for injunctive relief) be resolved by binding confidential arbitration, to be held in Manhattan, New York, in accordance with the Commercial Arbitration Rules (and not the National Rules for Resolution of Employment Disputes) of the American Arbitration Association and this Section 14. The arbitrators, of which there shall be no less than three, shall set forth in writing, and in reasonable detail, the basis for any award they render. Judgment upon such award may be entered in any court having jurisdiction thereof. Upon any decision by the arbitrators awarding Executive reimbursement for any expenses (including, without limitation, reasonable attorneys’ fees and other expenses of counsel), the Company shall promptly pay (or, if already paid, shall reimburse Executive for) any such expenses so awarded.

14.	Representations and Warranties.

(a)	The Company represents and warrants that (i) it is fully authorized by action of the Board of Directors of the Company (and of any other person or body whose action is required) to enter into this Agreement and to perform its obligations under it, (ii) the execution, delivery and performance of this Agreement by it does not violate any applicable law, regulation, order, judgment or decree or any agreement, arrangement, plan or corporate governance document (x) to which it is a party or (y) by which it is bound, and (iii) upon the execution and delivery of this Agreement by the parties, this Agreement shall be its valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally.

(b)	Executive represents and warrants to the Company that the execution and delivery by Executive of this Agreement do not, and the performance by Executive of Executive’s obligations hereunder will not, with or without the giving of notice or the passage of time, or both: (a) violate any judgment, writ, injunction, or order of any court, arbitrator, or governmental agency applicable to Executive; or (b) conflict with, result in the breach of any provisions of or the termination of, or constitute a default under, any agreement to which Executive is a party or by which Executive is or may be bound.

15.	Miscellaneous.

(a)	Successors and Assigns.

(i)	This Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and permitted assigns and the Company shall require any successor or assign to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place. The Company may not assign or delegate any rights or obligations hereunder except to a successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company. The term “the Company” as used herein shall include a corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise.

(ii)	Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by Executive, Executive’s beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal personal representatives.

(b)	Indemnification. Executive shall be indemnified by the Company as provided in Company’s by-laws and Certificate of Incorporation. The obligations under this paragraph shall survive termination of the Term of the Agreement.

(c)	Right to Counsel. Executive acknowledges that Executive has had the opportunity to consult with legal counsel of Executive’s choice in connection with the drafting, negotiation and execution of this Agreement and related employment arrangements.

(d)	Notice. For the purposes of this Agreement, notices and all other communications provided for in the Agreement (including the Notice of Termination) shall be in writing and shall be deemed to have been duly given when personally delivered or sent by Certified mail, return receipt requested, postage prepaid, addressed to the respective addresses last given by each party to the other, provided that all notices to the Company shall be directed to the attention of the Chief Legal Officer of the Company with a copy to the Chief Executive Officer. All notices and communications shall be deemed to have been received on the date of delivery thereof or on the third business day after the mailing thereof, except that notice of change of address shall be effective only upon receipt.

(e)	Withholding. The Company shall be entitled to withhold the amount, if any, of all taxes of any applicable jurisdiction required to be withheld by an employer with respect to any amount paid to Executive hereunder. The Company, in its sole and absolute discretion, shall make all determinations as to whether it is obligated to withhold any taxes hereunder and the amount hereof.

(f)	Release of Claims. The termination benefits described in Section 7(b) and 7(c) of this Agreement shall be conditioned on Executive delivering to the Company, a signed release of claims in the form of Exhibit C hereto within forty-five (45) days or twenty-one (21) days, as may be applicable under the Age Discrimination in Employment Act of 1967, as amended by the Older Workers Benefit Protection Act, following Executive’s termination date, and not revoking Executive’s consent to such release of claims within seven (7) days of such execution; provided, however, that Executive shall not be required to release any rights Executive may have to be indemnified by the Company under Section 15(b) of this Agreement or under any other indemnification agreement entered into between Executive and the Company.

(g)	Modification. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

(h)	Effect of Other Law. Anything herein to the contrary notwithstanding, the terms of this Agreement shall be modified to the extent required to meet the provisions of the Sarbanes-Oxley Act of 2002, or other federal law applicable to the employment arrangements between Executive and the Company. Any delay in providing benefits or payments, any failure to provide a benefit or payment, or any repayment of compensation that is required under the preceding sentence shall not in and of itself constitute a breach of this Agreement, provided, however, that the Company shall provide economically equivalent payments or benefits to Executive to the extent permitted by law.

(i)	Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within such State, without giving effect to the conflict of law principles thereof.

(j)	Inconsistencies. In the event of any inconsistency between any provision of this Agreement and any provision of any employee handbook, personnel manual, program, policy, or arrangement of the Company or its affiliates (including, without limitation, any provisions relating to notice requirements and post-employment restrictions), the provisions of this Agreement shall control, unless Executive otherwise agrees in a writing that expressly refers to the provision of this Agreement whose control he is waiving.

(k)	Beneficiaries/References. In the event of Executive’s death or a judicial determination of his incompetence, references in this Agreement to Executive shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative.

(l)	Survivorship. Except as otherwise set forth in this Agreement, the respective rights and obligations of the parties hereunder shall survive the Term of the Agreement and any termination of Executive’s employment. Without limiting the generality of the forgoing, the provisions of Section 7(c), 10, 11, and 12 shall survive the Term of the Agreement.

(m)	Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

(n)	Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, if any, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.

(o)	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and Executive has executed this Agreement as of the day and year first above written.

Endo Pharmaceuticals Holdings, Inc.

By:	/s/ David P. Holveck
Name: Title:	David P. Holveck President and Chief Executive Officer

By:	/s/ Scott Herz
Name:	Scott Herz

EXHIBIT C

FORM OF RELEASE AGREEMENT

THIS RELEASE AGREEMENT (the “Release”) is made as of this              day of                     ,             , by and between Scott Herz (“Executive”) and Endo Pharmaceuticals Holdings, Inc. (the “Company”).

1.	FOR AND IN CONSIDERATION of the payments and benefits provided in the Employment Agreement between Executive and the Company dated as of May 5, 2010, (the “Employment Agreement”), Executive, for himself or herself, his or her successors and assigns, executors and administrators, now and forever hereby releases and discharges the Company, together with all of its past and present parents, subsidiaries, and affiliates, together with each of their officers, directors, stockholders, partners, employees, agents, representatives and attorneys, and each of their subsidiaries, affiliates, estates, predecessors, successors, and assigns (hereinafter collectively referred to as the “Releasees”) from any and all rights, claims, charges, actions, causes of action, complaints, sums of money, suits, debts, covenants, contracts, agreements, promises, obligations, damages, demands or liabilities of every kind whatsoever, in law or in equity, whether known or unknown, suspected or unsuspected, which Executive or Executive’s executors, administrators, successors or assigns ever had, now has or may hereafter claim to have by reason of any matter, cause or thing whatsoever; arising from the beginning of time up to the date of the Release: (i) relating in any way to Executive’s employment relationship with the Company or any of the Releasees, or the termination of Executive’s employment relationship with the Company or any of the Releasees; (ii) arising under or relating to the Employment Agreement; (iii) arising under any federal, local or state statute or regulation, including, without limitation, the Age Discrimination in Employment Act of 1967, as amended by the Older Workers Benefit Protection Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Employee Retirement Income Security Act of 1974, and/or the applicable state law against discrimination, each as amended; (iv) relating to wrongful employment termination or breach of contract; or (v) arising under or relating to any policy, agreement, understanding or promise, written or oral, formal or informal, between the Company and any of the Releasees and Executive; provided, however, that notwithstanding the foregoing, nothing contained in the Release shall in any way diminish or impair: (a) any rights Executive may have, from and after the date the Release is executed; (b) any rights to indemnification that may exist from time to time under the Company’s certificate of incorporation or bylaws, or state law or under any other indemnification agreement entered into between Executive and the Company; (c) any rights Executive may have that arise under (or that are preserved by) the Employment Agreement; (d) Executive’s ability to bring appropriate proceedings to enforce the Release; (e) any rights or claims Executive may have that cannot be waived under applicable law; (f) any claim against any Releasee that brings a claim against Executive (collectively, the “Excluded Claims”). Executive further acknowledges and agrees that, except with respect to Excluded Claims, the Company and the Releasees have fully satisfied any and all obligations whatsoever owed to Executive arising out of Executive’s employment with the Company or any of the Releasees, and that no further payments or benefits are owed to Executive by the Company or any of the Releasees.

2.	Executive understands and agrees that, except for the Excluded Claims, Executive has knowingly relinquished, waived and forever released any and all rights to any personal recovery in any action or proceeding that may be commenced on Executive’s behalf arising out of the aforesaid employment relationship or the termination thereof, including, without limitation, claims for backpay, front pay, liquidated damages, compensatory damages, general damages, special damages, punitive damages, exemplary damages, costs, expenses and attorneys’ fees.

3.	Executive acknowledges and agrees that Executive has been advised to consult with an attorney of Executive’s choosing prior to signing the Release. Executive understands and agrees that Executive has the right and has been given the opportunity to review the Release with an attorney of Executive’s choice should Executive so desire. Executive also agrees that Executive has entered into the Release freely and voluntarily. Executive further acknowledges and agrees that Executive has had at least [twenty-one (21)] [forty-five (45)] calendar days to consider the Release, although Executive may sign it sooner if Executive wishes. In addition, once Executive has signed the Release, Executive shall have seven (7) additional days from the date of execution to revoke Executive’s consent and may do so by writing to: . The Release shall not be effective, and no payments shall be due hereunder, until the eighth (8th) day after Executive shall have executed the Release and returned it to the Company, assuming that Executive had not revoked Executive’s consent to the Release prior to such date.

4.	It is understood and agreed by Executive that the payment made to Executive is not to be construed as an admission of any liability whatsoever on the part of the Company or any of the other Releasees, by whom liability is expressly denied.

5.	The Release is executed by Executive voluntarily and is not based upon any representations or statements of any kind made by the Company or any of the other Releasees as to the merits, legal liabilities or value of Executive’s claims. Executive further acknowledges that Executive has had a full and reasonable opportunity to consider the Release and that Executive has not been pressured or in any way coerced into executing the Release.

6.	The exclusive venue for any disputes arising hereunder shall be the state or federal courts located in the State of Delaware, and each of the parties hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each of the parties hereto also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

7.	The Release and the rights and obligations of the parties hereto shall be governed and construed in accordance with the laws of the State of Delaware. If any provision hereof is unenforceable or is held to be unenforceable, such provision shall be fully severable, and this document and its terms shall be construed and enforced as if such unenforceable provision had never comprised a part hereof, the remaining provisions hereof shall remain in full force and effect, and the court construing the provisions shall add as a part hereof a provision as similar in terms and effect to such unenforceable provision as may be enforceable, in lieu of the unenforceable provision.

8.	The Release shall inure to the benefit of and be binding upon the Company and its successors and assigns.

IN WITNESS WHEREOF, Executive and the Company have executed the Release as of the date and year first written above.

ENDO PHARMACEUTICALS	Scott Herz
HOLDINGS INC.